August 3, 2009

David Lyon
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
VIA FACSIMILE: 202 772-9283

Re:          The Wilber Corporation
Form 10-K for December 31, 2008
File Number 1-31896

Dear Mr. Lyon:

I am in receipt of your comment letter dated July 30, 2009 regarding the above referenced matter.  Please note that my response requires input from several people, including, our SEC legal counsel, our Compensation Committee Chairperson, our Chief Executive Officer and our Senior Vice President of Human Resources.  Given the current schedules, deadlines, vacations and commitments of these persons, we believe an extension of our response deadline is needed.  Accordingly, please accept this letter as our formal request to extend the response deadline to August 31, 2009.

Please note that most of the comments provided in your letter request further clarification on various Compensation Committee Report matters.  As mentioned in our telephone call, The Wilber Corporation is a bit unique in that it qualifies as both an “Accelerated Filer” and a “Smaller Reporting Company” per current SEC definitions.  Based on my preliminary review of the letter and your acknowledgement of the same, it appears that some of the comments were attributable to our dual reporting status and the related compensation disclosure requirements for Smaller Reporting Companies.  As you suggested, we will address each comment as presented indicating where we believe Smaller Reporting Company disclosure requirements apply.

If you have further comments or questions regarding this matter, please call me at 607 433-4184 or e-mail me at joseph.sutaris@wilberbank.com.  Please note that I will be taking a mandatory two-week vacation from August 10, 2009 through August 21, 2009, returning on August 24th.  In my absence, you can contact Cliff Weber or Jackie Warner of Hinman, Howard and Kattell, LLP, our SEC legal counsel, at 914 694-4102 or cweber@hhk.com and jwarner@hhk.com .

Thank you for taking the time to speak with me this past Friday, I look forward to furnishing you with the required information via a response on the EDGAR system as requested.

Sincerely,

/s/ Joseph E. Sutaris

Joseph E. Sutaris
Executive V.P., CFO, Secretary and Treasurer